

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Aviram Lahav
Chief Financial Officer
ICL Group Ltd.
Millennium Tower, 23 Aranha Street
Tel Aviv , 61202 Israel

> **Re: ICL Group Ltd.**
> **Form 20-F filed March 14, 2024**
> **File No. 1-13742**

Dear Aviram Lahav:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services